Exhibit 23




            Consent of Independent Registered Public Accounting Firm

The Board of Directors
Provident New York Bancorp:

We consent to the use of our reports dated December 11, 2006 with respect to (i) the consolidated statements of financial condition of Provident New York Bancorp and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2006, and (ii) management's assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 and the effectiveness of internal control over financial reporting as of September 30, 2006, which reports appear in the September 30, 2006 Annual Report on Form 10-K of Provident New York Bancorp.


/s/ KPMG LLP


New York, New York
December 11, 2006